March 25, 2021

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Purnell, Esq.

Re:	GigCapital5, Inc. – Withdrawal of Acceleration Request
Amendment No. 1 to Registration Statement on Form S-1
Filed March 22, 2021
File No. 333-254038

Dear Ms. Purnell:

Reference is made to our letter, filed as correspondence via EDGAR on March 23, 2021, in which the undersigned registrant, GigCapital5, Inc., a Delaware corporation (the “Company”), requested acceleration of the effectiveness of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) to 4:00 p.m. Eastern Daylight Time on March 25, 2021, or as soon thereafter as practicable (the “Effective Time”), in accordance with Rule 460 and 461 under the Securities Act of 1933, as amended.

The Company is no longer requesting that such Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

Very truly yours,

/s/ Dr. Raluca Dinu
Dr. Raluca Dinu
Chief Executive Officer, President and Secretary

cc:	Dr. Avi S. Katz (GigCapital5, Inc.)
Jeffrey C. Selman (DLA Piper LLP (US))
Elena Nrtina (DLA Piper LLP (US))
Douglas S. Ellenoff (Ellenoff Grossman & Schole LLP)
Joshua N. Englard (Ellenoff Grossman & Schole LLP)
Anthony Ain (Ellenoff Grossman & Schole LLP)